Exhibit 99.326

Nextech AR Solutions Closes Acquisition of Threedy.ai, Inc.

VANCOUVER, B.C., Canada – June 25, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has closed the previously announced acquisition of Threedy.ai, Inc. (“Threedy”), a 3D artificial intelligence (“AI”) modeling for E-commerce company based in Silicon Valley, California.

“I’m pleased to officially welcome Nima, Max and the Threedy team to Nextech,” commented Evan Gappelberg, Founder and CEO of the Company. “We look forward to completing the work already underway, to create a disruptive, fully integrated, AR/AI enabled and scalable 3D modeling platform for the benefit of our existing and new e-commerce customers.”

Upon closing of the acquisition, the Company issued 3,877,551 common shares in the capital of the Company at an agreed value of US$2.45 per share (CA$3.01 per share), for total share consideration of US$9.5 million. The common shares will be subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance.

About - Nima Sarshar, Ph.D, Chief Technology Officer of Visual Computing and AI, Nextech; formerly Threedy.ai, Inc. CEO

Former tenured Associate Professor of Software Engineering, turned serial entrepreneur, with more than 50 peer-reviewed scientific papers and patents. Author of “Network-aware source coding and communication” by Cambridge University Press. Co-founder and CTO of Haileo, an early visual search AI company, CTO of inPowered, a leading AI content marketing platform. Most recently, lead Machine Learning Scientist at Apple (AAPL).

About - Max Hwang, MSc, Senior Vice President, Engineering, Nextech; formerly Threedy.ai, Inc. CTO

Software executive with over 25 years of experience in Silicon Valley with expertise in enterprise software system design and global team management. BA in Computer Science and Economics from UC Berkeley MSc in Management of System Software Development from Carnegie Mellon University. Serial entrepreneur and early employees in Interwoven (went public & acquired by HP), Recommind (Acquired by OpenText), Baynote (Acquired by Kibo Commerce). Most recently, the founder & CEO of Code Above Lab Inc., a Silicon Valley software consulting firm, with clients including Adobe, Cloudera, Teradata, and Navinfo.

About Threedy

Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Threedy has built a truly disruptive end-to-end solution around its model creation technology for the AR industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, 3D models are created for each product through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform.

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.